Electronically Filed
by Superior Court of CA,
County of Santa Clara,
on 10/29/2018 9:30 AM
Reviewed By: R. Walker
Case #17CV307054
Envelope: 2109552

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SANTA CLARA

IN RE YAHOO! INC. SHAREHOLDER LITIGATION Consolidated Action, Including: Spain v. Mayer, et al. Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054 The LR Trust v. Mayer, et al. Superior Court of California, County of Santa Clara, Lead Case No. 17CV306525 Plumbers and Pipefitters National Pension Fund v. Mayer, et al. Superior Court of California, County of Santa Clara, Lead Case No. 17CV310992	Consolidated Action Lead Case No.: 17CV307054 **ORDER AFTER HEARINGS ON OCTOBER 26, 2018** **Motion by Plaintiffs for Preliminary Approval of Settlement**

The above-entitled matter came on regularly for hearing on October 26, 2018 at 11:00 a.m. in Department 1 (Complex Civil Litigation), the Honorable Brian C. Walsh presiding. The Court reviewed and considered the written submission of all parties and issued a tentative ruling on October 25, 2018. No party contested the tentative ruling and no party appeared;

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In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

1 therefore, the Court orders that the tentative ruling be adopted and incorporated herein as the

2 Order of the Court, as follows:

3 These consolidated shareholder and derivative actions arise from the sale of the operating

4 assets of Yahoo! Inc. (now Altaba Inc.) to Verizon Communications Inc. and undisclosed

5 security breaches that preceded the sale. Before the Court is plaintiffs' unopposed motion for

6 preliminary approval of a settlement.

7

8 I. Factual and Procedural Background

9 As alleged in the Verified Amended Consolidated Shareholder Class Action and

10 Derivative Complaint (the "Amended Complaint"), on September 8, 2014, Russian hackers

11 infiltrated Yahoo!'s internal database and were successful in stealing user information associated

12 with at least 500 million accounts, in an event Yahoo termed the "Siberia Intrusion." (Amended

13 Complaint, ¶ 73.) Before the security breach was disclosed in 2016, Yahoo! and Verizon entered

14 into a Stock Purchase Agreement ("SPA") by which Verizon would acquire Yahoo!'s operating

15 assets. (*Id.* at ¶¶ 143-151.) When it learned of the Siberia Intrusion, Verizon argued that the

16 hack was a Material Adverse Event under the SPA, giving it the right to back out of the deal.

17 (*Id.* at ¶ 244.)

18 Yahoo! and Verizon resolved this issue by executing an Amendment to the SPA and

19 associated agreements on February 20, 2017, reducing the consideration for the sale by $350

20 million to $4,475,800,000 and providing that Yahoo! would retain 50% of the liabilities

21 associated with the data breach and 100% of the liabilities for shareholder lawsuits arising from

22 the breach. (Amended Complaint at ¶¶ 250-258.) As discussed below, lawsuits resulting from

23 the Siberia Intrusion were already being filed by the time the Amendment was executed.

24 Plaintiffs allege that beyond the Siberia Intrusion, additional breaches impacting all 3 billion

25 Yahoo! user accounts between 2013 and 2016 (collectively with the Siberia Intrusion, the "Data

26 and Security Breaches") were subsequently discovered to have been concealed by Yahoo! and its

27 directors and officers.

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In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

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A. Proceedings in State Court

In October 2016, Oklahoma Firefighters Pension and Retirement System ("Oklahoma") made a demand under Delaware law to inspect Yahoo!'s books and records. Oklahoma filed a derivative complaint in the Delaware Chancery Court, *Oklahoma Pension and Retirement System v. Brandt, et al.* (Del. Ch., No. 0133-SG), on February 20, 2017 (the "Delaware Action").

Before Oklahoma filed its action, plaintiffs The LR Trust and Harold Litwin filed a derivative action in this Court, *The LR Trust, et al. v. Mayer, et al.* (Super. Ct. Santa Clara County, No. 17-CV-306525), on February 9, 2017. Plaintiff Patricia Spain filed the lead case herein on March 7. Finally, plaintiff Plumbers and Pipefitters National Pension Fund filed a third derivative action in this Court, *Plumbers and Pipefitters National Pension Fund v. Mayer, et al.* (Super. Ct. Santa Clara County, No. 17-CV-310992), on May 25. Oklahoma ultimately agreed to stay the Delaware Action in favor of the actions before this Court.

1. The Proxy Litigation Addressing the Sale to Verizon

The proceedings herein have been active. In anticipation of moving to preliminarily enjoin the shareholder vote on Yahoo!'s merger with Verizon, in proceedings the parties have termed the "Proxy Litigation," plaintiff Spain filed an ex parte application for expedited discovery in the lead case on March 20, 2017. On April 4, the Court lifted the discovery stay with respect to Spain's first set of requests for production of documents and "a small number of depositions of limited scope," beginning with the deposition of defendant Thomas McInerney. On April 19, the Court made a second discovery ruling, ordering the production of certain disputed documents and the deposition of defendant Eric Brandt. In a third round of disputes, plaintiffs served third-party witnesses Alex Stamos and Ramses Martinez with deposition subpoenas, and the Court denied motions to quash these subpoenas on May 23.

As discovery progressed, plaintiff Spain filed her motion for preliminary injunction and Yahoo! provided supplemental disclosures to its shareholders, addressing certain deficiencies alleged by plaintiff. The Court received multiple rounds of briefing on plaintiff's motion and held a hearing on June 6. Following the hearing, the Court granted the motion in part and denied

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

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it in part, ordering further supplemental disclosures that were made that same day. The shareholder vote was held as scheduled and the shareholders approved the merger, which has now been completed. Following the merger, Yahoo! became Altaba Inc., and that entity took control of this litigation.

2. *Additional Proceedings Herein*

Following the resolution of the Proxy Litigation, the actions herein were consolidated, and plaintiffs filed their original consolidated complaint on August 3, 2017. The consolidated complaint asserted derivative claims for breach of fiduciary duty, corporate waste, insider selling and misappropriation of information, and aiding and abetting breaches of fiduciary duty arising from the Data and Security Breaches against officers and directors of Yahoo! and against Verizon, along with what were styled as direct class claims for breach of fiduciary duty and aiding and abetting breaches of fiduciary duty.

Altaba demurred, and on November 2, 2017, the Court sustained its demurrer with leave to amend, finding that plaintiffs had failed to plead demand futility as required to proceed with their derivative claims or to properly allege any non-derivative claims. A few days later, the Court denied defendants' motion to stay this action in favor of the federal actions described below. The derivative plaintiffs filed the Amended Complaint on January 2, 2018, and the parties briefed a demurrer to that pleading, which was scheduled to be heard on August 10, 2018.

3. *The Writ Action*

Meanwhile, plaintiff Spain made a demand to inspect Altaba's books and records pursuant to Corporations Code section 1601. Altaba agreed to produce only some of the requested documents, and Spain consequently filed a petition for writ of mandate seeking to compel the production of the remaining documents, *Spain v. Altaba Inc.* (Super. Ct. Santa Clara County, No. 18-CV-321765) (the "Writ Action"). Altaba demurred to the writ petition, and the Court overruled its demurrer on April 27, 2018.

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

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1   B. Proceedings in Federal Court

2   As the state court proceedings progressed, beginning in October 2016, class action

3 lawsuits were filed around the country on behalf of Yahoo!'s users. In December of 2016, the

4 United States Judicial Panel on Multidistrict Litigation transferred all of the federal customer

5 class actions to Hon. Lucy H. Koh in the United States District Court for the Northern District of

6 California. The cases were captioned *In re Yahoo! Inc. Customer Data Security Breach*

7 *Litigation* (N.D. Cal., No. 16-MD-02752-LHK) (the "Federal Customer Class Action"). On

8 September 17, 2018, Altaba announced that the parties in that that case had reached a settlement

9 in principle.

10   In January 2017, two putative securities class actions were filed in the Northern District

11 on behalf of Yahoo! investors. These cases were consolidated and assigned to Judge Koh as *In*

12 *re Yahoo! Inc. Securities Litigation* (N.D. Cal., No. 17-0373-LHK) (the "Federal Securities Class

13 Action"). Plaintiffs filed a consolidated amended complaint on June 7, 2017, alleging that

14 defendants Yahoo!, Marissa Mayer, Ronald S. Bell, and Alexander Stamos violated the

15 Securities Exchange Act of 1934 (the "Exchange Act") by deliberately concealing and/or

16 misrepresenting the Siberia Intrusion and a prior 2013 security incident. On September 7, 2018,

17 an $80 million settlement in that action received final approval.

18   Finally, in February 2017, two derivative actions were filed in the Northern District by

19 plaintiffs represented by plaintiffs' counsel herein. These cases were related to the Federal

20 Customer and Securities Class Actions and assigned to Judge Koh as *In re Yahoo! Inc.*

21 *Shareholder Derivative Litigation* (N.D. Cal., No. 17-00787-LHK) (the "Federal Derivative

22 Action"). The parties stipulated to stay the Federal Derivative Action in favor of the Federal

23 Customer and Securities Class Actions.

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25   C. Securities and Exchange Commission Investigation

26   In addition to the proceedings described above, the United States Securities and

27 Exchange Commission ("SEC") investigated the Security and Data Breaches and found that

28 Yahoo! had committed securities violations by failing to disclose the Security and Data Breaches

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

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in filings with that agency. Pursuant to an offer of settlement by Altaba, the SEC entered a cease-and-desist order on April 24, 2018, which required Altaba to pay a civil penalty of $35 million.

D. The Instant Motion

Following many of these developments and the substantial motion practice and discovery in this case that was described above, the parties commenced extended settlement negotiations mediated by a former federal court judge. Ultimately, they reached a global settlement of the actions consolidated herein, the Federal Derivative Action, the Writ Action, and the Proxy Litigation. Plaintiff's motion for preliminary approval of that settlement is now before the Court.

II. The Putative Class Claims

In a supplemental joint declaration filed on October 24, 2018, plaintiffs' counsel clarify that the settlement provides for the dismissal of the putative class claims that remain a part of this action. The supplemental declaration satisfies the requirements of California Rules of Court, rule 3.770(a), and the Court agrees that these claims are appropriately dismissed in light of the successful resolution of the Proxy Litigation and the apparently derivative nature of the remaining claims. The parties have also modified the notices of settlement to specifically address the treatment of the putative class claims. The Court finds that such notice is adequate and will dismiss the claims as requested.

III. Legal Standard for Approving a Derivative Settlement

"A court reviewing a settlement agreement considers whether the proposed settlement is fair and reasonable in light of all relevant factors. [Citations.] A court reviews the settlement of a derivative suit as a means of protecting the interests of those who are not directly represented in the settlement negotiations." (*Robbins v. Alibrandi* (2005) 127 Cal.App.4th 438, 445.) "The duty of a court reviewing a settlement of a class action provides a useful analogy because the court in such cases seeks to protect the members of the class who, like the corporation and non-

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

6

named shareholders in a derivative suit, may have no independent representation and little control over the action." (*Id.* at p. 449, fn. 2.) Thus, in evaluating the fairness of the derivative aspects of this settlement, the Court's analysis is guided by relevant legal authorities regarding the approval of class action settlements.

Generally, "questions whether a settlement was fair and reasonable, whether notice to the class was adequate, ... and whether the attorney fee award was proper are matters addressed to the trial court's broad discretion." (*Wershba v. Apple Computer, Inc.* (2001) 91 Cal.App.4th 224, 234-235, citing *Dunk v. Ford Motor Co.* (1996) 48 Cal.App.4th 1794, disapproved of on another ground by *Hernandez v. Restoration Hardware, Inc.* (2018) 4 Cal.5th 260.)

> In determining whether a class settlement is fair, adequate and reasonable, the trial court should consider relevant factors, such as the strength of plaintiffs' case, the risk, expense, complexity and likely duration of further litigation, ... the amount offered in settlement, the extent of discovery completed and the stage of the proceedings, the experience and views of counsel, the presence of a governmental participant, and the reaction of the class members to the proposed settlement.

(*Wershba v. Apple Computer, Inc., supra,* 91 Cal.App.4th at pp. 244-245, internal citations and quotations omitted.)

The list of factors is not exclusive and the court is free to engage in a balancing and weighing of factors depending on the circumstances of each case. (*Wershba v. Apple Computer, Inc., supra,* 91 Cal.App.4th at p. 245.) The court must examine the "proposed settlement agreement to the extent necessary to reach a reasoned judgment that the agreement is not the product of fraud or overreaching by, or collusion between, the negotiating parties, and that the settlement, taken as a whole, is fair, reasonable and adequate to all concerned." (*Ibid.,* quoting *Dunk v. Ford Motor Co., supra,* 48 Cal.App.4th at p. 1801, internal quotation marks omitted.)

The burden is on the proponent of the settlement to show that it is fair and reasonable. However "a presumption of fairness exists where: (1) the settlement

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

7

is reached through arm's-length bargaining; (2) investigation and discovery are sufficient to allow counsel and the court to act intelligently; (3) counsel is experienced in similar litigation; and (4) the percentage of objectors is small."

(*Wershba v. Apple Computer, Inc., supra*, 91 Cal.App.4th at p. 245, citing *Dunk v. Ford Motor Co., supra*, 48 Cal.App.4th at p. 1802.)

The presumption does not permit the Court to "give rubber-stamp approval" to a settlement; in all cases, it must "independently and objectively analyze the evidence and circumstances before it in order to determine whether the settlement is in the best interests of those whose claims will be extinguished," based on a sufficiently developed factual record. (*Kullar v. Foot Locker Retail, Inc.* (2008) 168 Cal.App.4th 116, 130.)

IV. Settlement Process

According to a joint declaration by plaintiffs' counsel, Altaba produced over 33,000 pages of documents during the Proxy Litigation proceedings. Plaintiffs have reviewed these documents, which include minutes, agendas, board packages, communications, and other materials of the Yahoo! board of directors and its relevant committees. Plaintiffs also deposed two of the individual defendants and two third-party fact witnesses during the Proxy Litigation. Altaba produced additional documents as a result of the parties' meet and confer discussions in connection with the Writ Action. Plaintiffs have also reviewed and analyzed Yahoo!'s public filings and other public statements, information learned from governmental investigations, analyst and media reports, and filings in the federal actions discussed above, along with conducting legal research and extensive factual and legal analyses relating to the potential liability and damages in this case.

Following this investigation and the substantial motion practice summarized above, the parties participated in a full-day mediation before Hon. Daniel Weinstein on April 5, 2018, along with numerous insurers and their counsel. Judge Weinstein also mediated the Federal Securities Class Action. While the parties were unable to reach a settlement on April 5, they continued to negotiate during the weeks that followed. Judge Weinstein also continued to work with the

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

parties and the insurance carriers. Following about two months of additional negotiations, Judge Weinstein made a mediator's recommendation to settle the case for $29 million, which the parties accepted. After they had reached this agreement, the parties negotiated an award of attorney fees and expenses to plaintiffs' counsel in connection with the Proxy Litigation and an agreement that defendants would not oppose plaintiffs' motion for fees and costs associated with the derivative settlement.

V. Provisions of the Settlement

The parties' agreement provides that $29 million will be paid by the insurance carriers of the individual defendants and Verizon, as separately agreed by them, in settlement of this consolidated action, the Delaware Action, and the Federal Derivative Action. Plaintiffs' counsel's fees and expenses, along with service awards to the named plaintiffs, will be deducted before the remaining funds are paid to Altaba. Pursuant to the settlement, the Delaware Action, the Federal Derivative Action, and the Writ Action will all be dismissed with prejudice.

Plaintiffs' counsel will seek a fee award of up to 30 percent of the settlement, as well as up to $250,000 in litigation expenses. Service awards of $10,000 to plaintiff Spain and $5,000 to the other named plaintiffs herein will also be requested. Altaba has also agreed to pay plaintiffs' counsel an additional $2 million in fees for their work on the Proxy Litigation, in recognition of the benefits to Altaba and its shareholders that resulted from those efforts in the form of supplemental disclosures associated with the sale to Verizon.

In exchange for these benefits, the named plaintiffs have agreed to release, on behalf of themselves and derivatively on behalf of Altaba, all claims, rights, etc. that (i) they asserted in this action or (ii) that they or any other shareholder could have asserted derivatively, that Altaba could have asserted directly, or that the named plaintiffs could have asserted directly in any forum and that relate to a settling plaintiff's status as a Yahoo! stockholder and arise out of or are based upon the facts, matters, etc. alleged herein. Expressly excluded from the release are claims alleged in the Federal Customer and Securities Class Actions, and the claims in *Yahoo! Inc. Private Information Disclosure Cases* (Super. Ct. Orange County, JCCP 4895).

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

VI. Fairness of the Settlement

On its face and considering the Court's experience with this hard-fought litigation, the parties' agreement appears to achieve a good result for Altaba shareholders. The settlement is entitled to a presumption of fairness given the extensive investigation and arm's-length bargaining that preceded it. In addition, the agreement resulted from a mediator's proposal, and Judge Weinstein has submitted a declaration expressing his strong support and describing the substantial efforts that he and the parties undertook to achieve this outcome.

As directed by the Court, plaintiffs filed a supplemental declaration addressing the merits of their claims—including their estimates of the potential liability in this action—and describing the specific risks and circumstances that they considered in agreeing to settle the case.. Having reviewed and considered this declaration, the Court can now conclude based on its own analysis that the settlement is fair and reasonable to shareholders. While the potential liability in this action is substantial, there is a real possibility of no recovery due not only to the difficulties of pleading demand futility and establishing liability in any derivative action, but to Altaba's status as a holding company in the process of winding up its affairs and terminating its existence. In addition, there would be significant hurdles to proving causation with regard to the largest potential components of damages—the $350 million reduction in the price of the assets sold to Verizon and the $32 million paid by Yahoo! to investigate and remediate issues related to the data breaches.

The Court retains an independent right and responsibility to review the attorney fee provisions of the settlement agreement and award only so much as it determines to be reasonable. (See *Garabedian v. Los Angeles Cellular Telephone Co.* (2004) 118 Cal.App.4th 123, 127-128.) In derivative settlements, "[t]he court therefore must consider whether the negotiated fee will result in unwarranted harm to the corporation and the shareholders, such as would be the situation if the cost of the settlement to the corporation far exceeded its value to the corporation and shareholders." (*Robbins, supra,* 127 Cal.App.4th at p. 450 [reducing fee award to $150,000 where value of corporate governance reforms was modest at best].) Here, the settlement achieves a substantial financial recovery, and plaintiffs' efforts during the Proxy

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

1   Litigation resulted in supplemental disclosures, that would appear to support the fee award

2   requested by plaintiffs. Nevertheless, as a cross-check, plaintiffs' counsel should submit lodestar

3   information prior to the final approval hearing so the Court can compare the lodestar information

4   with the requested fees. Plaintiffs should also address the value of the supplemental disclosures

5   in connection with their eventual request for attorney fees.

6

7   ## VII. Notice

8   Like a class notice, a notice of a derivative settlement should include "[a] brief

9   explanation of the case, including the basic contentions or denials of the parties." (Cal. Rules of

10 Court, rule 3.766(d).) The notice should explain the settlement and the procedure for making an

11 objection.

12   Here, the notice and summary notice inform shareholders of the nature of the action and

13 of the settlement, including a statement regarding the amount of fees that plaintiffs' counsel will

14 seek in connection with both the derivative claims and the Proxy Litigation. The procedure for

15 making an objection is described. At the Court's direction, several changes and corrections were

16 made to the notices, which are reflected in the updated versions of the notices attached to the

17 supplemental declaration filed by plaintiffs' counsel on October 24. The Court finds that the

18 updated notices are reasonably calculated to apprise shareholders of the settlement, and they are

19 approved.

20   The full notice will be posted to the investor relations page of Altaba's web site and the

21 summary notice will be published twice in *Investor's Business Daily*. Altaba will pay the costs

22 associated with publishing the notices, and the parties have agreed that the final approval hearing

23 should be held 50 days after the notices are published. At the Court's suggestion, the parties

24 agreed that the summary notice will be filed with the SEC in addition to being posted to Altaba's

25 web site. These notice procedures are appropriate and are approved.

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In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]

VIII. Conclusion and Order

The motion for preliminary approval is GRANTED. The final approval hearing shall take place on **January 4, 2019** at 9:00 a.m. in Dept. 1.

IT IS SO ORDERED.

Dated: _10-26-18_

Honorable Brian C. Walsh
Judge of the Superior Court

In Re Yahoo! Inc. Shareholder Litigation (Consolidated Action)
Superior Court of California, County of Santa Clara, Lead Case No. 17CV307054
Order After Hearings on October 26, 2018 [Motion by Plaintiffs for Preliminary Approval of Settlement]